Exhibit 99.2

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company
Capital 121 Pty Limited	HC (AU registered)
Avanteos Investments Limited	IA (AU registered)
Colonial First State Asset Management (Australia) Limited	IA (AU registered)
Realindex Investments Pty Limited	IA (AU registered)
Colonial First State Investments Limited	IA (AU registered)